UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):       Form 10-K   Form 20-K    X  Form 10-QSB      Form N-SAR

                   For Period Ended:      March 31, 2003
                                      ------------------------------------------
                            Transition Report on Form 10-K
                            Transition Report on Form 20-K
                            Transition Report on Form 11-K
                            Transition Report on Form 10-Q
                            Transition Report on Form N-SAR
                   For the Transition Period Ended:
                                                    ----------------------------


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

OraLabs Holding Corp.
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Full Name of Registrant
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Former Name if Applicable

2901 South Tejon Street
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Address of Principal Executive office (Street and Number)

Englewood, Colorado 80110
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

==========

    | (a) The reason described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense
    |
    | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof,
    |     will  be filed on or before the fifteenth calendar day following the
|X| |     prescribed due date; or the subject quarterly report of transition
    |     report on Form 10-Q, or portion thereof will be filed on or before the
    |     fifth calendar day following the prescribed due date; and
    |
    | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

As a result of unexpected delays in gathering the data necessary to finalize the financial statements and accompanying notes of the Registrant's Form 10-QSB, the report on Form 10-QSB could not be timely filed without unreasonable effort or expense. The Registrant believes that the Form 10-QSB will be filed within the extension period.


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Douglas B. Koff                 (303)             861-1166
      --------------------------------- ------------------- --------------------
                  (Name)                    (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
     is no, identify report(s).    Yes |X|   No | |

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No | |

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             OraLabs Holding Corp.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  May 16, 2003                                  By /s/ Gary H. Schlatter
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (0ther than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTACHMENT TO FORM 12b-25

(In this attachment, the numbers stated for first quarter 2003 are preliminary, as the quarterly financial review is not completed)

Revenues for the first quarter of 2003 increased approximately $313,785 or 8% from $3,926,612 in first quarter of 2002 to approximately $4,240,397 in first quarter of 2003. The Company attributes this growth to increased lip balm revenues.

Net Income for the first quarter of 2003 decreased approximately $224,676 or 61% from $370,871 in first quarter of 2002 to approximately $146,194 in first quarter of 2003. The approximate $224,676 decrease in Net Income in the first quarter of 2003 can be attributed substantially to Bad Debt expense of $280,601 for non-reoccurring write offs of uncollectible receivables. In the first quarter of 2002, Bad Debt expense was only $19,905.